Contact

www.linkedin.com/in/cultureceo
(LinkedIn)
goculturewireless.com (Company)
resifi.com (Company)

Top Skills

Microsoft Office

Leadership

Management

Al Adjahoe

Provider of affordable technology solutions to multi-family
communities | Founder | Innovator
Metro Jacksonville

Experience

Culture Wireless
CEO & Founding Member
November 2021 - Present (3 years 7 months)
United States

Resifi
CEO
January 2016 - Present (9 years 5 months)
Jacksonville, Florida Area / Atlanta, Georgia

Baxter Technology Corp
CEO
November 2010 - Present (14 years 7 months)
Jacksonville, Florida

Education

Cornell University
Business Administration and Management, General · (February 2020 - April
2021)

University of Maryland
 · (1986 - 1991)

University of Maryland